                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                 SCHEDULE 13D
                                (RULE 13d-101)


          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                               (AMENDMENT NO. 1)


                     MALIBU ENTERTAINMENT WORLDWIDE, INC.
                               (NAME OF ISSUER)

                  COMMON STOCK, PAR VALUE, WITHOUT PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                   561182106
                                (CUSIP NUMBER)

                               LANCE W. HABERIN
                       NOMURA ASSET CAPITAL CORPORATION
                           2 WORLD FINANCIAL CENTER
                            BUILDING B, 21ST FLOOR
                           NEW YORK, NEW YORK 10281
                                (212) 667-1567

                    (NAME, ADDRESS AND TELEPHONE NUMBER OF
                     PERSON AUTHORIZED TO RECEIVE NOTICES
                              AND COMMUNICATIONS)

                                   COPY TO:

                           DAVID S. DENIOUS, ESQUIRE
                                    DECHERT
                           4000 BELL ATLANTIC TOWER
                               1717 ARCH STREET
                     PHILADELPHIA, PENNSYLVANIA 19103-2793
                                (215) 994-4000

                                MARCH 29, 2001
            (Date of Event which Requires Filing of this Statement)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX [ ]

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Partnership Acquisition Trust V            51-6506881
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          6,000,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          6,000,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,000,000

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 10.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Nomura Asset Capital Corporation     13-3648580
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          6,000,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          6,000,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Partnership Acquisition Trust V ("PATV") beneficially and directly owns the 6,000,000 shares of common stock referred to herein. Nomura Asset Capital Corporation ("NACC") is the sole beneficiary of PATV. NACC is the sole member of The Capital Company of America LLC ("CCA"). NACC has granted CCA a power of attorney to act on behalf of NACC with respect to the securities described in this Amendment No. 1 to Schedule 13D.
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 10.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      The Capital Company of America LLC    13-3648580
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          6,000,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          6,000,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      PATV beneficially and directly owns the 6,000,000 shares of common stock referred to herein. NACC is the sole beneficiary of PATV. NACC is the sole member of CCA. NACC has granted CCA a power of attorney to act on behalf of NACC with respect to the securities described in this Amendment No. 1 to Schedule 13D.
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 10.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO
------------------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13D ("Amendment No. 1") relates to a
Schedule 13D (the "Schedule 13D") filed by the Reporting Persons with the Securities and Exchange Commission ("SEC") on July 30, 1999. This Amendment No. 1 amends and supplements the Schedule 13D. Information in the Schedule 13D remains in effect except to the extent that it is superceded by the information contained in this Amendment No. 1. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings ascribed to such terms in the Schedule 13D.

     This Amendment No. 1 is being filed with respect to an Option and Voting Agreement (the "Option and Voting Agreement") made effective as of March 29, 2001 by and among Nomura Asset Capital Corporation, a Delaware corporation ("NACC"), Partnership Acquisition Trust V, a Delaware business trust ("PATV") and MEI Holdings, a Delaware limited partnership ("MEIH"). The Option and Voting Agreement is attached hereto as Exhibit 2. Pursuant to the Option and Voting
Agreement: (i) PATV and NACC granted MEIH an option to purchase a certain number of shares of stock of Malibu Entertainment Worldwide, Inc., a Georgia corporation (the "Issuer"); and (ii) the parties thereto agreed to vote their respective shares in the Issuer to elect to the Issuer's board of directors a certain number of directors designated by NACC, among other things, all as more fully set forth in the Option and Voting Agreement and as described in this Amendment No. 1.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)  This Amendment No. 1 is filed on behalf of:

              (1)  PATV;

              (2)  NACC, in its capacity as the sole beneficiary of PATV; and

              (3) The Capital Company of America LLC, a Delaware limited liability company ("CCA").

         (b) The address of the principal business office for PATV is 2 World Financial Center, Building B, New York, New York 10281.

               The address of the principal business office for NACC is 2 World Financial Center, Building B, New York, New York 10281.

               The address of the principal business office for CCA is 2 World Financial Center, Building B, New York, New York 10281.

          The name and principal business address of the trustee of PATV is Wilmington Trust Company, Rodney Square North, 1100 North Market Street, Wilmington, DE 19870-0001

               The names and principal business addresses of the executive officers and directors of NACC are listed below:

Name                                       Position                          Address
------------------------------  -------------------------------  -------------------------------
Atsushi Yoshikawa               Director and Chairman of the     2 World Financial Center
                                Board of Directors               Building B, 21st Floor
                                                                 New York, NY 10281

Joseph R. Schmuckler            Director, Co-President and       2 World Financial Center
                                Co-Chief Executive Officer       Building B, 21st Floor
                                                                 New York, NY 10281

Michael L. Hurdelbrink          Director, Co-President and       2 World Financial Center
                                Co-Chief Executive Officer       Building B, 21st Floor
                                                                 New York, NY 10281

David M. Findlay                Director and Chief Legal         2 World Financial Center
                                Officer                          Building B, 21st Floor
                                                                 New York, NY 10281

Matthew J. Bromberg             Secretary                        2 World Financial Center
                                                                 Building B, 21st Floor
                                                                 New York, NY 10281

Shigeki Fujitani                Director                         2 World Financial Center
                                                                 Building B, 21st Floor
                                                                 New York, NY 10281

Raymond Cash                    Treasurer                        2 World Financial Center
                                                                 Building B, 21st Floor
                                                                 New York, NY 10281

Robert Rottman                  Acting Chief Financial           2 World Financial Center
                                Officer                          Building B, 21st Floor
                                                                 New York, NY 10281

               The names and principal business addresses of the executive officers and directors of CCA are listed below:

Name                                       Position                          Address
------------------------------  -------------------------------  -------------------------------
Atsushi Yoshikawa               Manager                          2 World Financial Center
                                                                 Building B, 21st Floor
                                                                 New York, NY 10281

                                       6

Michael L. Hurdelbrink          Manager, President and Chief     2 World Financial Center
                                Executive Officer                Building B, 21st Floor
                                                                 New York, NY 10281

Shigeki Fujitani                Manager                          2 World Financial Center
                                                                 Building B, 21st Floor
                                                                 New York, NY 10281

David M. Findlay                Secretary Chief Legal Officer    2 World Financial Center
                                and Executive Managing           Building B, 21st Floor
                                Officer                          New York, NY 10281

Robert Easton                   Managing Director                2 World Financial Center
                                                                 Building B, 21st Floor
                                                                 New York, NY 10281

Stuart Simon                    Managing Director                2 World Financial Center
                                                                 Building B, 21st Floor
                                                                 New York, NY 10281

          NACC is the sole beneficiary of PATV. CCA is NACC's attorney in fact with respect to the securities described in this Amendment No. 1. NACC is the sole member of CCA. NACC is a wholly-owned subsidiary of Nomura Holdings America Inc., a Delaware corporation ("NHA"). Further information regarding NHA required to be disclosed in this Amendment No. 1 appears below.

     (c) The principal business of PATV is the acquisition, ownership, holding, selling, transferring and/or maintaining interests in equity interests of entities (or affiliates of entities) that own real estate. The principal business of NACC is the acquisition, origination, financing and sale of various receivables and owning certain equity securities. The principal business of CCA is the acquisition, origination, financing and sale of various receivables and owning certain equity securities. NACC is the sole beneficiary of PATV. Based on NACC's relationship with PATV and NACC's status as sole beneficiary thereof, NACC may be deemed to beneficially own the shares of Common Stock held by PATV.

          NACC is the sole member of CCA. NACC has granted CCA a power of attorney to act on behalf of NACC with respect to the securities described in this Amendment No. 1. Based on CCA's relationship with NACC and PATV and CCA's status as NACC's attorney in fact with respect to the securities described in this Amendment No. 1, CCA may be deemed to beneficially own the shares of Common Stock held by PATV. CCA is a wholly-owned subsidiary of NACC. NACC is a wholly-owned subsidiary of NHA. Based on NHA's relationship with CCA, NACC and PATV and NHA's status as the parent corporation of CCA and NACC, NHA may be deemed to beneficially own the shares of Common Stock held by PATV.

          The address and principal business office for NHA is 2 World Financial Center, Building B, New York, New York 10281.

          The names and principal business addresses of the executive officers and directors of NHA are listed below:

Name                                       Position                          Address
------------------------------  -------------------------------  -------------------------------
Atsushi Yoshikawa               Director, Chairman of the        2 World Financial Center
                                Board of Directors, President    Building B, 21st Floor
                                and Chief Executive Officer      New York, NY 10281

David M. Findlay                Director, Secretary, Chief       2 World Financial Center
                                Legal Officer and Executive      Building B, 21st Floor
                                Managing Director                New York, NY 10281

Joseph R. Schmuckler            Director, Executive Managing     2 World Financial Center
                                Director and Co-Chief            Building B, 21st Floor
                                Operating Officer                New York, NY 10281

Robert Rottman                  Acting Chief Financial           2 World Financial Center
                                Officer                          Building B, 21st Floor
                                                                 New York, NY 10281

Takashi Tsutsui                 Director                         2 World Financial Center
                                                                 Building B, 21st Floor
                                                                 New York, NY 10281

Hidayaki Takahashi              Co-Chief Operating Officer       2 World Financial Center
                                and Executive Managing           Building B, 21st Floor
                                Director                         New York, NY 10281


Noriaki Nagai                   Director                         2 World Financial Center
                                                                 Building B, 21st Floor
                                                                 New York, NY 10281

          The principal business of NHA is: (i) to act as a holding company for a wide array of entities directly involved in the financial services industry or involved in the provision of services to entities in the financial services industry, and (ii) to provide funding for the operations of its subsidiaries by, among other things, issuing commercial paper and Eurobonds.

      (d) During the last five years, none of PATV, NACC, CCA, or NHA nor, to the best of their knowledge, any of their respective executive officers, directors or trustees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, none of PATV, NACC, CCA, or NHA nor, to the best of their knowledge, any of their respective executive officers, directors or trustees has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)      PATV is a Delaware business trust.

               NACC is a Delaware corporation.

               CCA is a Delaware limited liability company.

               NHA is a Delaware corporation.

               Atsushi Yoshikawa is a citizen of Japan.

               Joseph R. Schmuckler is a citizen of the United States.

               Michael L. Hurdelbrink is a citizen of the United States and Great Britain.

               David M. Findlay is a citizen of the United States and Great Britain.

               Shigeki Fujitani is a citizen of Japan.

               Robert Rottman is a citizen of the United States.

               Hidayaki Takahashi is a citizen of Japan.

               Noriaki Nagai is a citizen of Japan.

               Robert Easton is a citizen of the United States.

               Stuart Simon is a citizen of the United States.

               Wilmington Trust Company is a Delaware banking corporation.

               Takashi Tsutsui is a citizen of Japan.

               Robert Levine is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Pursuant to the Option and Voting Agreement, NACC and PATV granted to MEIH or its designee an option (the "Option") to purchase at the Closing (as defined in the Option and Voting Agreement), in whole but not in part, (a) all of the shares of the Issuer's Series BB Preferred Stock held by PATV and any Affiliate (as defined in the Option and Voting Agreement) of PATV, including NACC; and (b) that number of shares of Common Stock of the Issuer held by PATV and any Affiliate of the PATV, including NACC, whether now held or hereafter acquired by or issued to NACC or PATV, that exceeds 7.5% of the Outstanding Shares (as defined in the Option and Voting Agreement) of Common Stock. If on the Closing Date, PATV and its Affiliates collectively hold a number of shares of Common Stock that is less than 7.5% of the Outstanding Shares, then at the Closing, MEIH or its designee shall transfer, or cause to be issued, to PATV, free and clear of all liens, restrictions on transfer or adverse claims of any kind, other than restrictions arising under federal or state securities laws, that number of shares of Common Stock as are necessary for PATV to collectively be the holder at the Closing of 7.5% of the Outstanding Shares of Common Stock. Any shares delivered pursuant to the foregoing sentence will be deemed to be part of the purchase price to be paid by MEIH. The purchase price for the option shares will be $2,000,000 if the Option is exercised on or before September 30, 2001 or $2,500,000 if the Option is exercised at any time after September 30, 2001 but on or before September 30, 2002. The foregoing description is qualified in its entirety by reference to Article 1 of the Option and Voting Agreement, the terms of which are incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION

          PATV and NACC entered into the Option and Voting Agreement as part of a restructuring of its investment in the Issuer.

          During the Option Period (as described in the Option and Voting Agreement), if NACC and/or PATV (each an "Offering Stockholder" and together the "Offering Stockholders")
proposes to transfer (in one transaction or in a series of transactions) any Securities (as defined in the Option and Voting Agreement), other than a transfer pursuant to the Option, to an individual or entity other than MEIH (each, a "Proposed Transferee"), whether or not such Proposed Transferee is currently a holder of Securities of the Company, the Offering Stockholder shall give written notice at least thirty (30) days prior to making any such transfer (the "First Offer Notice") to MEIH of such proposal. The First Offer Notice shall specify the number and type of Securities proposed to be transferred, the proposed price (which must be in cash), terms, and conditions of the transfer and the identity of the Proposed Transferee. MEIH or its designee shall have the right and option (the "First Offer Option"), exercisable within thirty (30) days after the date of the First Offer Notice (the "First Offer Option Period"), to purchase the Securities at the price (which must be in cash) and substantially on the terms and conditions set forth in the First Offer Notice, by providing written notice of that election to the Offering Stockholder. The closing for all sales of the Securities purchased by MEIH or its designee pursuant to the First Offer Option shall occur within ninety (90) days of the last day of the First Offer Option Period, or at such other time as may be mutually agreed upon by the Offering Stockholder and MEIH or its designee. If MEIH or its designee does not exercise the First Offer Option, or if MEIH or its designee exercises the First Offer Option but does not close within the time designated for closing, then the Offering Stockholder shall be free to sell the Securities to the Proposed Transferee identified in the First Offer Notice, at the price and on the terms and conditions specified in the First Offer Notice; provided that it shall be a
                                                    --------
condition to any such transfer that the Proposed Transferee agrees in writing to be bound by all of the terms and conditions of the Option and Voting Agreement. The foregoing description of the right of first offer provisions is qualified in its entirety by reference to Article IV of the Option and Voting Agreement, the terms of which are incorporated herein by reference.

          The information set forth in the response to Item 3 is incorporated herein by reference.

          The Option and Voting Agreement also provides that for so long as NACC and/or PATV own in the aggregate (a) 50% or more of the Issuer's Series BB Preferred Stock, without par value, held collectively by NACC and PATV as of March 29, 2001 and (b) 50% or more of the Common Stock held collectively by NACC and PATV as of March 29, 2001, and upon thirty (30) days prior written notice to each party to the Option and Voting Agreement by NACC, each party agreed that it would vote all of the shares of the Issuer's stock over which such party has voting control and would take all other necessary or desirable action within such party's control or capacity as a shareholder (including, without limitation, attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents or resolutions in lieu of meetings), in order to elect the directors designated by NACC so that: one (1) member of the Company's Board of Directors may be designated by NACC (the "Nomura Designee"); and one (1) additional member of the Board who is not an Affiliate of NACC or PATV (the "Nomura Additional Designee") may be designated by NACC so long as such designee has appropriate entertainment industry experience and expertise that can result in a material positive contribution to the Company's Board of Directors, as determined by the members of the Board who are not Affiliated with NACC or PATV in their sole discretion.

          If any event occurs after March 29, 2001 that allows NACC and/or the PATV to elect, or to nominate or designate for election, directors of the Company, then the number of directors that NACC and/or PATV shall be entitled to elect or nominate or designate for election shall include (and shall not be in addition to) the Nomura Designee and the Nomura Additional Designee. The foregoing description of the voting provisions to the Option and Voting Agreement is qualified in its entirety by reference to Article II of the Option and Voting Agreement, the terms of which are incorporated herein by reference.

          Other than as described above, none of the reporting persons have any plans or proposals within the meaning of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          (a) As of March 30, 2001, the date of the Issuer's Annual Report on Form 10-K, the Company had 57,142,547 shares of Common Stock issued and outstanding. As of the date of this Amendment No. 1, PATV is the beneficial owner of 6,000,000 shares of Common Stock, or approximately 10.5% of the issued and outstanding Common Stock. As of the date of this Amendment No. 1, NACC, in its capacity as the sole beneficiary of PATV, may be deemed to beneficially own 6,000,000 shares of Common Stock, or approximately 10.5% of the issued and outstanding Common Stock. As of the date of this Amendment No. 1, CCA, in its capacity as NACC's attorney in fact with respect to the securities described in this Amendment No. 1, may be deemed to beneficially own 6,000,000 shares of Common Stock, or approximately 10.5% of the issued and outstanding Common Stock. As of the date of this Amendment No. 1, NHA, in its capacity as the parent corporation of CCA and NACC, may be deemed to beneficially own 6,000,000 shares of Common Stock, or approximately 10.5% of the issued and outstanding Common Stock.

          (b) PATV has sole power to vote and dispose of 6,000,000 shares of Common Stock, or approximately 10.5% of the issued and outstanding Common Stock. NHA and each of the individuals listed in Item 2 disclaims ownership of the shares of the Company's Common Stock held by PATV and the filing of this Amendment No. 1 shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this Amendment No. 1 [only leave this sentence if people listed in Item 2 change].

          (c) None of their respective executive officers, directors, or trustees has effected any transaction involving the Issuer's Common Stock during the last sixty (60) days.

          (d) The response set forth in Item 6 is incorporated herein by reference.
          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Except for transactions described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, their directors or executive officers, or among any of such persons and any other person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement dated April 4, 2001

Exhibit 2 Option and Voting Agreement dated March 29, 2001

                                   Signature
                                   ---------

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  April 4, 2001                         PARTNERSHIP ACQUISITION TRUST V

                                              By:  /s/ Lance W. Haberin
                                                   --------------------
                                              Name:  Lance W. Haberin
                                                     ----------------
                                              Title:  Attorney In Fact
                                                      ----------------

                                              NOMURA ASSET CAPITAL CORPORATION

                                              By:  /s/ Stuart Simon
                                                   ----------------
                                              Name:  Stuart Simon
                                                     ------------
                                              Title:  Director
                                                      --------

                                              THE CAPITAL COMPANY OF AMERICA LLC

                                              By:  /s/ Robert Easton
                                                   -----------------
                                              Name:  Robert Easton
                                                     -------------
                                              Title:  Managing Director
                                                      -----------------